Exhibit 12
MASCO CORPORATION
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	(Dollars in Millions)
	Six
	Months
	Ended
	June 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings Before Income Taxes, Preferred Stock Dividends and Fixed Charges:
(Loss) income from continuing operations before income taxes and cumulative effect of accounting change, net	$(3)	$(211)	$866	$891	$1,454	$1,630

Deduct equity in undistributed (earnings) of fifty-percent-or- less-owned companies	—	(1)	(2)	(1)	(1)	(1)

Add interest on indebtedness, net	112	228	258	241	246	214

Add amortization of debt expense	3	4	5	4	6	6

Add estimated interest factor for rentals	22	51	55	52	40	33

Earnings before income taxes, minority interest, cumulative effect of accounting change, net, fixed charges and preferred stock dividends	$134	$71	$1,182	$1,187	$1,745	$1,882

Fixed Charges:
Interest on indebtedness	$111	$228	$259	$241	$244	$214

Amortization of debt expense	3	4	5	4	6	6

Estimated interest factor for rentals	22	51	55	52	40	33

Total fixed charges	$136	$283	$319	$297	$290	$253

Preferred stock dividends(a)	$—	$—	$—	$—	$—	$8

Combined fixed charges and preferred stock dividends	$136	$283	$319	$297	$290	$261

Ratio of earnings to fixed charges	1.0	0.3	3.7	4.0	6.0	7.4

Ratio of earnings to combined fixed charges and preferred stock dividends	1.0	0.3	3.7	4.0	6.0	7.2

Ratio of earnings to combined fixed charges and preferred stock dividends excluding certain items (b)	1.1	2.1	4.1	5.4	6.2	7.2

(a)	Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.

(b)	Excludes the 2009 non-cash, pre-tax impairment charge for financial investments of $10 million; 2008 non-cash, pre-tax impairment charge for goodwill and other intangible assets of $467 million, financial investments of $58 million and litigation expense of $9 million; 2007 non-cash, pre-tax impairment charges for goodwill and other intangible assets of $119 million and the non-cash, pre-tax charge for financial investments of $22 million; 2006 non-cash, pre-tax impairment charges for goodwill and financial investments of $317 million and $101 million, respectively, and the pre-tax income related to the Behr litigation settlement of $1 million; the 2005 pre-tax income related to the Behr litigation settlement of $6 million and the non-cash, pre-tax impairment charge for financial investments of $45 million; and the 2004 pre-tax income related to the Behr litigation settlement of $30 million, and the pre-tax impairment charge of $21 million related to a marketable security.